FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
30 July 2008
CADBURY PUBLIC LIMITED COMPANY
(Translation of the Registrant’s name into English)
Cadbury House
Sanderson Road
Uxbridge
Middlesex UB8 1DH
(Address of principal executive offices)

CADBURY PUBLIC LIMITED COMPANY
     FORM 6-K: TABLE OF CONTENTS
99.1	Half Year Results Announcement – 30 July 2008

FORM 6-K
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Cadbury Public Limited Company

/s/ John Mills

(Registrant)

Signed:	John Mills
Director Group Secretariat

Dated:	30 July 2008